

CARDIOME
PHARMA CORP.

1441 Creekside Dr, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
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FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

INDEPENDENT STUDY FINDS INTRAVENOUS VERNAKALANT FACILITATES ELECTRICAL CARDIOVERSION IN PATIENTS WITH CARDIOVERSION RESISTANT ATRIAL FIBRILLATION

Vancouver, Canada, June 12, 2015 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that an independent study conducted by investigators at the University of Leipzig Heart Center, Germany, found that intravenous vernakalant facilitated successful electrical cardioversion ("ECV") in patients who had failed to attain sinus rhythm ("SR") following failed electrical cardioversion ("FECV"), or who immediately returned to Atrial Fibrillation ("IRAF") after briefly attaining SR. The study, entitled "Vernakalant-facilitated electrical cardioversion: comparison of intravenous vernakalant and amiodarone for drug-enhanced electrical cardioversion of atrial fibrillation after failed electrical cardioversion" authored by Andreas Müssigbrodt *et al.*, is published in the Advanced Access section of journal Europace website (June 8, 2015). Cardiome Pharma Corp. did not fund the study, design its protocols or have any role in study implementation or analysis.

The non-randomized study examined if either of two pharmacologic converting agents, vernakalant or amiodarone, facilitated subsequent ECV in 63 patients with IRAF (n = 44; 70%) or FECV (n = 19; 30%) after consecutive ECV. Patients were assigned to receive either a single dose of vernakalant (n = 33; 52%) or amiodarone (n = 30; 48%) prior to another attempt with ECV at the discretion of the treating physician. Ten minutes after completion of the drug infusion, transthoracic ECV was attempted again with a shock that had the same energy as the previous shock. In the event of another episode of IRAF, no more attempts of ECV were repeated.

The study found that 66.7% of the patients in the vernakalant group (22 of 33 patients) were successfully electrically cardioverted after drug infusion compared to 46.7% (14 of 30 patients) of patients treated with amiodarone ($P=0.109$). Treatment with vernakalant was also listed as a predictor of successful, drug-facilitated ECV based upon the results of a multivariate analysis (OR 0.057, 95% CI 0.006-0.540, $P=0.013$). In addition, a subgroup analysis found that patients who had undergone previous AF ablation and who were provided vernakalant had a conversion rate of 66.7% (6 of 9 patients) compared to 11.1% (1 of 9 patients) in the same population who were provided amiodarone ($P=0.016$). The authors concluded that vernakalant "may therefore be considered as a useful agent for facilitated ECV in cardioversion resistant AF." The study did not report any major adverse events.

"We are very excited to see the results from this small non-randomized study in a resistant patient population but larger, controlled clinical studies will be necessary to confirm its findings," said Dr. Steen Juul-Möller, Cardiome's Medical Director. "These results underline the vernakalant -induced stabilizing effect on the atrial wavelets in Atrial Fibrillation, facilitating cardioversion even in patients with AF relapse after lung vein isolation ablation." In addition, Dr. Juul-Möller commented that "Taken together with the independent data published earlier this year suggesting that challenging post-surgical patients also received a benefit from vernakalant, this new data within resistant patients suggests that physicians who are using vernakalant in their clinical practice show continued high interest to explore its use by expanding scientific evidence."

About the Study[1]
Between November 2011 and May 2014, 63 patients (66.7% males) who had initially failed to attain SR with transthoracic ECV, or who failed to remain in SR after briefly converting, were infused with either

vernakalant or amiodarone prior to another attempt to electrically cardiovert the patient. The primary end-point was acute successful ECV into sinus rhythm after drug facilitated ECV.

Sixty-seven percent (66.7%) of patients provided vernakalant successfully converted with pharmacologically facilitated ECV compared to 46.7% of amiodarone treated patients. IRAF recurrence was observed in 24.2% of the vernakalant treated patients compared to 36.7% of patients treated with amiodarone (P=0.283). FECV occurred in 9.1% of vernakalant-treated patients compared with 16.7% of amiodarone-treated patients (P = 0.271). Additional results and analyses are available within the study. There were no major adverse events. Three patients (9.1%) in the vernakalant group described transient tingling paraesthesia in their upper body versus 0% in the amiodarone group. QT prolongation over 500ms or QRS widening >50% was not observed in either group. There were no incidences of atrial flutter.

The authors concluded that vernakalant may be considered as a useful agent for facilitated ECV in cardioversion resistant AF.

References:

1. Müssigbrodt A., *et al.* Vernakalant-facilitated electrical cardioversion: comparison of intravenous vernakalant and amiodarone for drug-enhanced electrical cardioversion of atrial fibrillation after failed electrical cardioversion. *Europace*. doi:10.1093/europace/euv194. First published online: June 8, 2015.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

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patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:

David Dean
Cardiome Investor Relations
(604) 677-6905 ext 311 or Toll Free: 1-800-330-9928
Email: ddean@cardiome.com

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